Dreyfus Premier Growth and Income Fund

ANNUAL REPORT September 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for Dreyfus Premier Growth and Income Fund covers the 12-month period from October 1, 2004, through September 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, L. Emerson Tuttle.

After rallying in the final weeks of 2004, stocks have traded within a relatively narrow range through most of 2005, as soaring energy prices and rising short-term interest rates offset more positive market forces, including a moderately expanding economy and better-than-expected corporate earnings. A closer look at stock market performance reveals more disparate returns among various industry groups, with most energy and energy servicing stocks benefiting from higher oil and gas prices, and many consumer and industrial stocks retreating amid concerns that higher energy prices might undermine consumer spending and begin to cut into profit margins.

Recent events — including sharply higher gasoline and energy prices, and Hurricane Katrina — have added a degree of uncertainty to the economic outlook. However, our economist currently expects the U.S. economy to continue to grow without either entering a recession or triggering a significant acceleration of inflation. As always, we encourage you to discuss the potential implications of these and other matters with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 17, 2005



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle, Portfolio Manager

How did Dreyfus Premier Growth and Income Fund perform relative to its benchmark?

For the 12-month period ended September 30, 2005, the fund produced total returns of 9.83% for Class A shares, 8.93% for Class B shares, 8.92% for Class C shares, 7.90% for Class R shares and 9.20% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), which produced a total return of 12.25% for the same period.[2]

We attribute these results to an expanding global economy, which created a positive environment for most stocks, with the greatest gains among energy producers. While the fund participated in the market's rise, relatively weak returns in the energy, telecommunications and technology sectors caused the fund's returns to underperform the benchmark.

What is the fund's investment approach?

The fund seeks long-term capital growth, current income and growth of income consistent with reasonable investment risk. To pursue these goals, the fund invests primarily in stocks of domestic and foreign issuers. The fund's stock investments may include common stocks, preferred stocks and convertible securities, including those issued in initial public offerings.

The fund's investment strategy combines market economics with fundamental research. The portfolio manager begins by assessing current economic conditions and forecasting economic expectations. Each economic sector of the Standard and Poor's 500 Composite Index (S&P 500) is examined to determine the sector's market-capitalized weighting and to estimate the performance of the sector relative to the S&P 500 as a whole. A balance is determined for the fund, giving greater weight to sectors that are expected to outperform the overall market, and less weight to sectors that are expected to underperform the overall market.

In choosing stocks, the fund employs fundamental analysis, generally seeking companies with strong positions in their industries, and companies with a catalyst that can trigger a price increase (such as accelerating earnings growth, a corporate restructuring or change in management). The portfolio manager seeks to create a broadly diversified core portfolio comprising growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. Income is generated primarily from dividend-paying stocks in which the fund may invest. The manager selects stocks based on:

- *Value,* or how a stock is priced relative to its perceived intrinsic worth;
- *Growth,* in this case the sustainability or growth of earnings or cash flow; and
- *Financial profile,* which measures the financial health of the company.

What other factors influenced the fund's performance?

Relatively heavy exposure to energy stocks, which benefited from soaring oil and gas prices during the reporting period, positioned the fund to capture significant gains. Several energy holdings, including Exxon Mobil, Chevron, ConocoPhillips and Anadarko Petroleum, were among the top contributors to the fund's performance. However, the sector's greatest gains were concentrated among smaller, more volatile issues in the natural gas industry, where supply-and-demand imbalances were more pronounced. A lack of exposure to high-flying natural gas specialists caused the fund's energy-related returns to trail the energy returns of the benchmark. To a lesser degree, the fund also lost ground to the benchmark in the telecommunications sector, due to a lack of exposure to wireless telephony providers, and in the technology area, due to company-specific weakness at Dell and International Business Machines.

The fund generally matched or exceeded benchmark returns in other areas. Health care investments provided notably strong relative returns, bolstered by mildly overweighted exposure to the sector and good individual stock selections. The fund's best performers included health care service providers, such as WellPoint and Caremark Rx; equipment and supply companies, such as Alcon; and drug developers, such as Genzyme.

Good individual stock selections also enhanced returns in the consumer staples and industrial sectors. Among consumer staples holdings, relatively large positions in Altria Group and PepsiCo contributed positively to the fund's performance, compensating for disappointing results from Estee Lauder Cos., which was hurt by concerns regarding consumer spending. Among industrial stocks, strong returns from railroad Burlington Northern Santa Fe and equipment maker Caterpillar more than made up for declines in conglomerate Tyco International.

What is the fund's current strategy?

While we strictly maintained the fund's blended, large-cap core investment focus during the reporting period, we modified the fund's portfolio to reflect both top-down economic analyses and bottom-up analyst recommendations. For example, as of the end of the reporting period, we reduced the total number of holdings in the fund from 123 to 64, increasing our emphasis on specific stocks we viewed most favorably. At the same time, we reduced the fund's active sector weightings, aligning its profile more closely with the benchmark.

As of the end of the reporting period, we have mildly emphasized stocks in the consumer staples, health care and energy sectors, and we have found fewer opportunities in the consumer discretionary and telecommunications sectors. The fund's average market capitalization is higher than the benchmark's, reflecting our concerns regarding the possibility of slowing economic growth in the final quarter of 2005.

October 17, 2005

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



Legend	
Dreyfus Premier Growth and Income Fund (Class A shares)	———
Dreyfus Premier Growth and Income Fund (Class B shares)	———
Dreyfus Premier Growth and Income Fund (Class C shares)	......
Dreyfus Premier Growth and Income Fund (Class R shares)	- - - -
Standard & Poor's 500 Composite Stock Price Index†	——

$23,347

$20,336
$19,579
$19,314
$19,034

Years Ended 9/30

Comparison of change in value of $10,000 investment in Dreyfus Premier Growth and Income Fund Class A shares, Class B shares, Class C shares and Class R shares and the Standard & Poor's 500 Composite Stock Price Index

† *Source: Lipper Inc.*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in each of the Class A, Class B, Class C and Class R shares of Dreyfus Premier Growth and Income Fund on 12/29/95 (inception date) to a $10,000 investment made on that date in the Standard & Poor's 500 Composite Stock Price Index (the "Index"). All dividends and capital gain distributions are reinvested. Performance for Class T shares will vary from the performance of Class A, Class B, Class C and Class R shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 9/30/05*

	Inception Date	1 Year	5 Years	From Inception
Class A shares				
with maximum sales charge (5.75%)	**12/29/95**	**3.49%**	**(3.05)%**	**6.99%**
without sales charge	**12/29/95**	**9.83%**	**(1.89)%**	**7.63%**
Class B shares				
with applicable redemption charge †	**12/29/95**	**4.93%**	**(3.04)%**	**7.13%**
without redemption	**12/29/95**	**8.93%**	**(2.68)%**	**7.13%**
Class C shares				
with applicable redemption charge ††	**12/29/95**	**7.92%**	**(2.63)%**	**6.83%**
without redemption	**12/29/95**	**8.92%**	**(2.63)%**	**6.83%**
Class R shares	**12/29/95**	**7.90%**	**(2.29)%**	**7.55%**
Class T shares				
with applicable sales charge (4.5%)	**2/1/00**	**4.30%**	**(3.61)%**	**(2.96)%**
without sales charge	**2/1/00**	**9.20%**	**(2.72)%**	**(2.17)%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.
Performance for Class B shares assumes the conversion of Class B shares to Class A shares at the end of the sixth year following the date of purchase.

† *The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.*

†† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from April 1, 2005 to September 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.29	$ 12.41	$ 12.16	$ 13.13	$ 10.23
Ending value (after expenses)	$1,041.50	$1,036.90	$1,037.30	$1,038.30	$1,039.90

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2005

	Class A	Class B	Class C	Class R	Class T
Expenses paid per $1,000†	$ 8.19	$ 12.26	$ 12.01	$ 12.96	$ 10.10
Ending value (after expenses)	$1,016.95	$1,012.89	$1,013.14	$1,012.18	$1,015.04

† Expenses are equal to the fund's annualized expense ratio of 1.62% for Class A, 2.43% for Class B, 2.38% for Class C, 2.57% for Class R and 2.00% for Class T; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

September 30, 2005

Common Stocks–98.7%	Shares	Value ($)
Banking–3.1%		
Bank of America	25,800	**1,086,180**
Basic Industries–2.9%		
Air Products & Chemicals	9,600	529,344
E I du Pont de Nemours & Co.	12,200	477,874
		1,007,218
Beverages & Tobacco–2.6%		
Altria Group	12,600	**928,746**
Capital Goods–8.4%		
Danaher	8,900	479,087
Emerson Electric	7,200	516,960
General Electric	43,300	1,457,911
Tyco International	17,300	481,805
		2,935,763
Construction & Housing–.4%		
3M	1,700	**124,712**
Consumer Non-Durables–4.3%		
PepsiCo	13,100	742,901
Procter & Gamble	12,900	767,034
		1,509,935
Consumer Services–9.8%		
Advance Auto Parts	13,250 [a]	512,510
CVS	15,500	449,655
Hilton Hotels	22,300	497,736
Home Depot	12,500	476,750
News, Cl. A	23,000	358,570
Target	5,900	306,387
Wal-Mart Stores	9,900	433,818
Walt Disney	16,500	398,145
		3,433,571
Electronic Components–2.6%		
Altera	17,100 [a]	326,781
EMC	45,600 [a]	590,064
		916,845

Common Stocks (continued)	Shares	Value ($)
Energy−10.9%		
Anadarko Petroleum	4,100	392,575
Chevron	15,700	1,016,261
ConocoPhillips	6,500	454,415
Exxon Mobil	27,300	1,734,642
Weatherford International	3,300 [a]	226,578
		3,824,471
Financial Services−16.6%		
Axis Capital Holdings	12,300	350,673
Capital One Financial	8,500	675,920
Countrywide Financial	15,800	521,084
Fidelity National Financial	13,800	614,376
Goldman Sachs Group	6,800	826,744
JPMorgan Chase & Co.	27,300	926,289
Merrill Lynch & Co.	7,300	447,855
Radian Group	13,100	695,610
Wachovia	16,000	761,440
		5,819,991
Health Care−13.7%		
Alcon	5,200	664,976
Caremark Rx	7,900 [a]	394,447
Fisher Scientific International	6,400 [a]	397,120
Genzyme	8,900 [a]	637,596
Johnson & Johnson	13,300	841,624
Novartis, ADR	11,800	601,800
Pfizer	13,500	337,095
WellPoint	6,700 [a]	507,994
Wyeth	9,100	421,057
		4,803,709

Common Stocks (continued)	Shares	Value ($)
Merchandising–.7%		
Estee Lauder Cos., Cl. A	7,400	**257,742**
Technology–12.3%		
Cisco Systems	21,200 [a]	380,116
Dell	17,600 [a]	601,920
International Business Machines	4,600	369,012
Microsoft	25,900	666,407
Motorola	32,100	709,089
National Semiconductor	10,600	278,780
QUALCOMM	6,100	272,975
Texas Instruments	15,500	525,450
VeriSign	7,800 [a]	166,686
Yahoo!	10,400 [a]	351,936
		4,322,371
Telecommunications–.5%		
Amdocs	5,800 [a]	**160,834**
Transportation–4.0%		
Burlington Northern Santa Fe	13,900	831,220
Carnival	11,200	559,776
		1,390,996
Utilities–5.9%		
Consolidated Edison	4,400	213,620
PG & E	5,100	200,175
SBC Communications	21,600	517,752
Sempra Energy	6,600	310,596
Southern	12,900	461,304
Verizon Communications	10,600	346,514
		2,049,961
Total Common Stocks		
(cost $30,752,105)		**34,573,045**

Other Investment—1.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $446,000)	446,000 b	**446,000**
Total Investments (cost $31,198,105)	**100.0%**	**35,019,045**
Liabilities, Less Cash and Receivables	**(.0%)**	**(6,939)**
Net Assets	**100.0%**	**35,012,106**

ADR—American Depository Receipts.

a *Non-income producing.*

b *Investment in affiliated money market mutual fund.*

Portfolio Summary †

	Value (%)		Value (%)
Financial Services	16.6	Utilities	5.9
Health Care	13.7	Consumer Non-Durables	4.3
Technology	12.3	Transportation	4.0
Energy	10.9	Banking	3.1
Consumer Services	9.8	Other	11.0
Capital Goods	8.4		**100.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2005

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	30,752,105	34,573,045
Affiliated issuers	446,000	446,000
Cash		6,704
Receivable for investment securities sold		111,303
Dividends receivable		37,778
Receivable for shares of Common Stock subscribed		547
Prepaid expenses		10,397
		35,185,774
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		43,625
Payable for shares of Common Stock redeemed		82,342
Accrued expenses		47,701
		173,668
Net Assets ($)		**35,012,106**
Composition of Net Assets ($):		
Paid-in capital		34,085,050
Accumulated undistributed investment income–net		158,479
Accumulated net realized gain (loss) on investments		(3,052,363)
Accumulated net unrealized appreciation (depreciation) on investments		3,820,940
Net Assets ($)		**35,012,106**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T
Net Assets ($)	27,137,042	5,559,849	2,001,906	7,498	305,811
Shares Outstanding	1,500,278	329,618	118,026	419	17,769
Net Asset Value Per Share ($)	**18.09**	**16.87**	**16.96**	**17.89**	**17.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended September 30, 2005

Investment Income ($):	
Income:	
Cash dividends (net of $4,811 foreign taxes witheld at source):	
Unaffiliated issuers	889,154
Affiliated issuers	11,181
Interest	321
Income from securities lending	940
Total Income	**901,596**
Expenses:	
Management fee—Note 3(a)	290,495
Shareholder servicing costs—Note 3(c)	186,863
Distribution fees—Note 3(b)	66,843
Professional fees	57,316
Registration fees	52,091
Prospectus and shareholders' reports	17,754
Custodian fees—Note 3(c)	10,135
Directors' fees and expenses—Note 3(d)	4,576
Loan commitment fees—Note 2	301
Miscellaneous	10,062
Total Expenses	**696,436**
Less—reduction in custody fees due to earnings credits—Note 1(c)	(94)
Net Expenses	**696,342**
Investment Income—Net	**205,254**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	4,573,332
Net unrealized appreciation (depreciation) on investments	(1,103,749)
Net Realized and Unrealized Gain (Loss) on Investments	**3,469,583**
Net Increase in Net Assets Resulting from Operations	**3,674,837**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended September 30,	
	2005	2004
Operations ($):		
Investment income (loss)−net	205,254	(39,651)
Net realized gain (loss) on investments	4,573,332	788,838
Net unrealized appreciation (depreciation) on investments	(1,103,749)	3,173,421
Net Increase (Decrease) in Net Assets Resulting from Operations	**3,674,837**	**3,922,608**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(36,169)	−
Class B shares	(11,159)	−
Class C shares	(2,656)	−
Total Dividends	**(49,984)**	**−**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	2,081,324	4,470,514
Class B shares	401,072	2,036,734
Class C shares	318,715	1,620,067
Class R shares	6,083	1,175
Class T shares	204,808	87,313
Dividends reinvested:		
Class A shares	32,675	−
Class B shares	8,748	−
Class C shares	2,131	−
Cost of shares redeemed:		
Class A shares	(8,711,596)	(6,710,088)
Class B shares	(3,094,800)	(4,893,773)
Class C shares	(768,472)	(2,204,290)
Class R shares	(5)	(42,411)
Class T shares	(119,069)	(96,463)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(9,638,386)**	**(5,731,222)**
Total Increase (Decrease) in Net Assets	**(6,013,533)**	**(1,808,614)**
Net Assets ($)		
Beginning of Period	41,025,639	42,834,253
End of Period	**35,012,106**	**41,025,639**
Undistributed investment income−net	158,479	−

See notes to financial statements.

| | Year Ended September 30, | |
	2005	2004
Capital Share Transactions:		
Class A [a]		
Shares sold	118,806	269,005
Shares issued for dividends reinvested	1,830	–
Shares redeemed	(495,437)	(406,799)
Net Increase (Decrease) in Shares Outstanding	**(374,801)**	**(137,794)**
Class B [a]		
Shares sold	24,413	131,217
Shares issued for dividends reinvested	523	–
Shares redeemed	(188,181)	(311,638)
Net Increase (Decrease) in Shares Outstanding	**(163,245)**	**(180,421)**
Class C		
Shares sold	19,395	100,768
Shares issued for dividends reinvested	127	–
Shares redeemed	(46,597)	(144,048)
Net Increase (Decrease) in Shares Outstanding	**(27,075)**	**(43,280)**
Class R		
Shares sold	348	59
Shares redeemed	(1)	(2,416)
Net Increase (Decrease) in Shares Outstanding	**347**	**(2,357)**
Class T		
Shares sold	12,450	5,463
Shares redeemed	(7,124)	(6,005)
Net Increase (Decrease) in Shares Outstanding	**5,326**	**(542)**

[a] *During the period ended September 30, 2005, 66,470 Class B shares representing $1,090,320 were automatically converted to 62,286 Class A shares and during the period ended September 30, 2004, 168,861 Class B shares representing $2,657,927 were automatically converted to 159,595 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended September 30,				
Class A Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	16.49	15.05	12.44	16.34	21.59
Investment Operations:					
Investment income (loss)−net[a]	.13	.02	.01	(.02)	(.01)
Net realized and unrealized gain (loss) on investments	1.49	1.42	2.60	(3.49)	(4.05)
Total from Investment Operations	1.62	1.44	2.61	(3.51)	(4.06)
Distributions:					
Dividends from investment income−net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)
Total Distributions	(.02)	–	–	(.39)	(1.19)
Net asset value, end of period	18.09	16.49	15.05	12.44	16.34
Total Return (%)[b]	9.83	9.57	20.98	(22.20)	(19.76)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	1.61	1.55	1.55	1.46	1.28
Ratio of net expenses to average net assets	1.61	1.55	1.55	1.46	1.28
Ratio of net investment income (loss) to average net assets	.71	.14	.04	(.11)	(.07)
Portfolio Turnover Rate	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	27,137	30,924	30,298	21,738	21,735

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class B Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.51	14.27	11.91	15.77	21.02
Investment Operations:					
Investment (loss)–net[a]	(.01)	(.11)	(.11)	(.15)	(.15)
Net realized and unrealized gain (loss) on investments	1.39	1.35	2.47	(3.32)	(3.91)
Total from Investment Operations	1.38	1.24	2.36	(3.47)	(4.06)
Distributions:					
Dividends from investment income–net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)
Total Distributions	(.02)	–	–	(.39)	(1.19)
Net asset value, end of period	16.87	15.51	14.27	11.91	15.77
Total Return (%)[b]	8.93	8.69	19.82	(22.76)	(20.32)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.43	2.39	2.41	2.22	2.03
Ratio of net expenses to average net assets	2.43	2.39	2.41	2.22	2.03
Ratio of net investment (loss) to average net assets	(.08)	(.71)	(.84)	(.91)	(.81)
Portfolio Turnover Rate	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	5,560	7,643	9,611	17,763	37,839

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

		Year Ended September 30,			
Class C Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.59	14.33	11.94	15.80	21.06
Investment Operations:					
Investment (loss)–net[a]	(.01)	(.10)	(.10)	(.14)	(.15)
Net realized and unrealized gain (loss) on investments	1.40	1.36	2.49	(3.33)	(3.92)
Total from Investment Operations	1.39	1.26	2.39	(3.47)	(4.07)
Distributions:					
Dividends from investment income–net	(.02)	–	–	–	–
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)
Total Distributions	(.02)	–	–	(.39)	(1.19)
Net asset value, end of period	16.96	15.59	14.33	11.94	15.80
Total Return (%)[b]	8.92	8.79	20.02	(22.76)	(20.32)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.38	2.26	2.30	2.19	1.99
Ratio of net expenses to average net assets	2.38	2.26	2.30	2.19	1.99
Ratio of net investment (loss) to average net assets	(.06)	(.59)	(.72)	(.86)	(.78)
Portfolio Turnover Rate	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	2,002	2,261	2,700	2,526	3,683

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

	Year Ended September 30,				
Class R Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	16.58	15.23	12.58	16.52	21.75
Investment Operations:					
Investment income (loss)−net[a]	(.14)	.03	.02	(.02)	.04
Net realized and unrealized gain (loss) on investments	1.45	1.32	2.63	(3.53)	(4.08)
Total from Investment Operations	1.31	1.35	2.65	(3.55)	(4.04)
Distributions:					
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)
Net asset value, end of period	17.89	16.58	15.23	12.58	16.52
Total Return (%)	7.90	8.86	21.06	(22.20)	(19.51)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.83	1.40	1.47	1.43	1.04
Ratio of net expenses to average net assets	2.83	1.40	1.47	1.43	1.04
Ratio of net investment income (loss) to average net assets	(.75)	.17	.11	(.11)	.18
Portfolio Turnover Rate	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	7	1	37	31	43

[a] *Based on average shares outstanding at each month end.*
See notes to financial statements.

	Year Ended September 30,				
Class T Shares	2005	2004	2003	2002	2001
Per Share Data ($):					
Net asset value, beginning of period	15.76	14.52	12.16	16.11	21.41
Investment Operations:					
Investment income (loss)–net[a]	.01	(.12)	(.11)	(.21)	(.09)
Net realized and unrealized gain (loss) on investments	1.44	1.36	2.47	(3.35)	(4.02)
Total from Investment Operations	1.45	1.24	2.36	(3.56)	(4.11)
Distributions:					
Dividends from net realized gain on investments	–	–	–	(.39)	(1.19)
Net asset value, end of period	17.21	15.76	14.52	12.16	16.11
Total Return (%)[b]	9.20	8.54	19.41	(22.84)	(20.21)
Ratios/Supplemental Data (%):					
Ratio of total expenses to average net assets	2.17	2.42	2.32	2.48	1.74
Ratio of net expenses to average net assets	2.17	2.42	2.32	2.48	1.74
Ratio of net investment income (loss) to average net assets	.05	(.72)	(.74)	(1.22)	(.50)
Portfolio Turnover Rate	77.97	44.78	35.00	26.81	46.13
Net Assets, end of period ($ x 1,000)	306	196	188	12	17

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, including the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of September 30, 2005, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 59 shares of Class R.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Investments in registered investment companies are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains or losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At September 30, 2005, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $158,479 accumulated capital losses $3,042,149 and unrealized appreciation $3,810,726.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to September 30, 2005. If not applied, $1,031,289 of the carryover expires in fiscal 2011 and $2,010,860 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal periods ended September 30, 2005 and September 30, 2004, respectively, were as follows: ordinary income of $49,984 and $0.

During the period ended September 30, 2005, as a result of permanent book to tax differences, the fund increased accumulated undistributed investment income-net by $3,209 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2005, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended September 30, 2005 the Distributor retained $1,269 and $193 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $23,407 and $21 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, respectively, and .25% of the value of the average daily net assets of Class T shares. During the period ended September 30, 2005, Class B, Class C and Class T shares were charged $50,360, $15,838 and $645, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended September 30, 2005, Class A, Class B, Class C and Class T shares were charged $74,111, $16,787, $5,279 and $645, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2005, the fund was charged $55,398 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended September 30, 2005, the fund was charged $10,135 pursuant to the custody agreement.

During the period ended September 30, 2005, the fund was charged $2,834 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $21,684, Rule 12b-1 distribution plan fees $4,759, shareholder services plan fees $7,227, custodian fees $377, chief compliance officer fees $929 and transfer agency per account fees $8,649.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(e) Pursuant to an exemptive order from the Securities and Exchange Commission, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended September 30, 2005, amounted to $29,750,801 and $39,442,899, respectively.

At September 30, 2005, the cost of investments for federal income tax purposes was $31,208,319; accordingly, accumulated net unrealized appreciation on investments was $3,810,726, consisting of $4,794,450 gross unrealized appreciation and $983,724 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Growth and Income Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of Dreyfus Premier Growth and Income Fund (one of the Funds comprising Dreyfus Premier Equity Funds, Inc.) as of September 30, 2005, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included verification by examination of securities held by the custodian as of September 30, 2005, and confirmation of securities not held by the custodian by correspondence with others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Growth and Income Fund at September 30, 2005, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
November 14, 2005

IMPORTANT TAX INFORMATION (Unaudited)

For Federal tax purposes the fund hereby designates 100% of the ordinary dividends paid during the fiscal year ended September 30, 2005 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $49,984 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2006 of the percentage applicable to the preparation of their 2005 income tax returns.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At separate meetings of the fund's Board of Directors held on June 8-9, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratios and placed significant emphasis on comparisons to a group of comparable funds and Lipper

category averages, as applicable. The group of comparable funds was previously approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same Lipper category as the fund. The Board members discussed the results of the comparisons for various periods ended April 30, 2005, and noted that the fund's performance was higher than the Lipper category averages for the 1-year and 5-year periods and higher than the comparison group average for the 5-year period, but was lower than the comparison group average for the 1-year period. The Board noted that the fund's performance was lower than the comparison group and Lipper category averages for the 3-year period. The Board noted that a new portfolio management team for the fund was appointed in October 2004. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the comparison group. The Board noted that the fund's management fee is in the middle of the comparison group rankings, with several funds having a management fee that is higher than the fund's management fee. The fund's total expense ratio was higher than the comparison group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Funds") and by other accounts managed or sub-advised by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund, of which there was one (the "Separate Account" and, collectively with the Similar Funds, the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in management of the Similar Accounts as compared to managing and providing services to the fund; it was noted that the Similar Funds were mutual funds included in the "large-cap core" and "large-cap core variable insurance product" funds categories by Lipper. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the advisory fees paid in light of the Manager's performance and the services provided. It was noted that the Similar Funds included four unitary fee structure funds that had higher management fees than the fee borne by the fund and that several of the other Similar Funds had management fees that were the same as or lower than the fee borne by the fund. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by the Manager to evaluate the appropriateness and reasonableness of the fund's advisory fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, including the decline in fund assets, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale are predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each of the Directors expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board generally was satisfied with the fund's 1-year and 5-year performance, as well as with the change in the fund's portfolio management team which occurred in October 2004.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

Joseph S. DiMartino (62)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Azimuth Trust, an institutional asset management firm, Member of Board of Managers and Advisory Board
• Sunair Electronics, Inc., engages in the design, manufacture and sale of high frequency systems for long-range voice and data communications, as well as providing certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 193

David P. Feldman (65)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director
• QMED, a medical device company, Director

No. of Portfolios for which Board Member Serves: 58

James F. Henry (74)
Board Member (1968)

Principal Occupation During Past 5 Years:
• President, CPR Institute for Dispute Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)

No. of Portfolios for which Board Member Serves: 22

Rosalind Gersten Jacobs (80)
Board Member (1982)

Principal Occupation During Past 5 Years:
• Merchandise and marketing consultant

No. of Portfolios for which Board Member Serves: 33

Dr. Paul A. Marks (79)
Board Member (1978)

Principal Occupation During Past 5 Years:
- President, Emeritus (2000-present) and President and Chief Executive Officer of Memorial Sloan-Kettering Cancer Center (Retired 1999)

Other Board Memberships and Affiliations:
- Pfizer, Inc., a pharmaceutical company, Director-Emeritus
- Atom Pharm, Director (acquired by Merck, 2004)
- Lazard Freres & Company, LLC, Senior Adviser
- Carrot Capital Health Care Ventures; Advisor
- Armgo-Start-Up Biotech; Board of Directors

No. of Portfolios for which Board Member Serves: 22

————————

Dr. Martin Peretz (66)
Board Member (1968)

Principal Occupation During Past 5 Years:
- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2001)
- Co-Chairman of TheStreet.com, a financial daily on the web

Other Board Memberships and Affiliations:
- Academy for Liberal Education, an accrediting agency for colleges and universities certified by the U.S. Department of Education, Director
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 22

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Irving Kristol, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since March 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 90 investment companies (comprised of 184 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 52 years old and has been an employee of the Manager since January 2000.

MARK N. JACOBS, Vice President since March 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since June 1977.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel and Assistant Secretary of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 49 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Assistant General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. She is 42 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 53 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since April 1985.

GREGORY S. GRUBER, Assistant Treasurer since August 2005.

Senior Accounting Manager – Municipal Bond Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 46 years old and has been an employee of the Manager since August 1981.

ERIK D. NAVILOFF, Assistant Treasurer since August 2005.

Senior Accounting Manager - Taxable Fixed Income Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1992.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since October 1988.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 91 investment companies (comprised of 200 portfolios) managed by the Manager. He is 51 years old and has been an employee of the Manager since June 1993.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (91 investment companies, comprised of 200 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 48 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 88 investment companies (comprised of 197 portfolios) managed by the Manager. He is 35 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Premier
Growth and Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2005, is available through the fund's website at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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